                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)


                                 TRUETIME, INC.
                     --------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                     --------------------------------------
                         (Title of Class of Securities)


                                   897868-10-5
                      ------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 1999
                      -------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                         ------------------------------
CUSIP NO. 897868-10-5                13 G                Page 2 of 7 Pages
          -----------
-------------------------                         ------------------------------
--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
1
                       OYO CORPORATION U.S.A.
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)    [ ]
2                                                                (b)    [ ]
--------------------------------------------------------------------------------
          SEC USE ONLY
3
--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
4
                      TEXAS
--------------------------------------------------------------------------------
    NUMBER OF                    SOLE VOTING POWER
     SHARES               5
 BENEFICIALLY                            2,500,000 SHARES
     OWNED           -----------------------------------------------------------
    BY EACH                      SHARED VOTING POWER
REPORTING PERSON          6
     WITH                                        0 SHARES
                     -----------------------------------------------------------
                                 SOLE DISPOSITIVE POWER
                          7
                                         2,360,000 SHARES
                     -----------------------------------------------------------
                                 SHARED DISPOSITIVE POWER
                          8
                                           140,000 SHARES(1)
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
                          2,500,000 SHARES
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10                                                                  [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
                           42.0%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
12
                           CO
--------------------------------------------------------------------------------

-------------------------                         ------------------------------
CUSIP NO. 897868-10-5                13 G                Page 3 of 7 Pages
          -----------
-------------------------                         ------------------------------
--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
1
          OYO CORPORATION
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)    [ ]
2                                                                (b)    [ ]
--------------------------------------------------------------------------------
          SEC USE ONLY
3
--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
4
                      JAPAN
--------------------------------------------------------------------------------
    NUMBER OF                    SOLE VOTING POWER
     SHARES               5
 BENEFICIALLY                            2,500,000 SHARES
     OWNED           -----------------------------------------------------------
    BY EACH                      SHARED VOTING POWER
REPORTING PERSON          6
      WITH                                       0 SHARES
                     -----------------------------------------------------------
                                 SOLE DISPOSITIVE POWER
                          7
                                         2,360,000 SHARES
                     -----------------------------------------------------------
                                 SHARED DISPOSITIVE POWER
                          8
                                           140,000 SHARES(1)
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
                          2,500,000
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10                                                                  [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
                           42.0%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
12
                           CO
--------------------------------------------------------------------------------

-------------------------                         ------------------------------
CUSIP NO. 897868-10-5                13 G                Page 4 of 7 Pages
          -----------
-------------------------                         ------------------------------
--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
1
               SATORU OHYA
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)    [ ]
2                                                                (b)    [ ]
--------------------------------------------------------------------------------
          SEC USE ONLY
3
--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
4
                      JAPAN
--------------------------------------------------------------------------------
    NUMBER OF                    SOLE VOTING POWER
     SHARES               5
 BENEFICIALLY                            2,510,000 SHARES (1)
     OWNED            ----------------------------------------------------------
    BY EACH                      SHARED VOTING POWER
REPORTING PERSON          6
     WITH                                        0 SHARES
                      ----------------------------------------------------------
                                 SOLE DISPOSITIVE POWER
                          7
                                         2,370,000 SHARES (2)
                      ----------------------------------------------------------
                                 SHARED DISPOSITIVE POWER
                          8
                                           140,000 SHARES (1)
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
                          2,510,000
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10                                                                  [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
                           42.2%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
12
                           IN
--------------------------------------------------------------------------------

Item 1(a)         NAME OF ISSUER:

                  TrueTime, Inc.

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2835 Duke Court
                  Santa Rosa, California 75407

Item 2(a)         NAMES OF PERSONS FILING:

                  OYO Corporation U.S.A.
                  OYO Corporation
                  Satoru Ohya

                  This Schedule 13G is jointly filed on behalf of all of the above-named persons.

Item 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  OYO Corporation U.S.A.
                  7334 N. Gessner
                  Houston, Texas 77040

                  OYO Corporation
                  Ichigaya Building
                  2-6 Kudan-kita 4-chome
                  Chiyoda-ku, Tokyo 102
                  Japan

                  Satoru Ohya
                  OYO Corporation
                  Ichigaya Building
                  2-6 Kudan-kita 4-chome
                  Chiyoda-ku, Tokyo 102
                  Japan

Item 2(c)         CITIZENSHIP:

                  OYO Corporation U.S.A.: Texas
                  OYO Corporation and Satoru Ohya: Japan

Item 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 par value (the "Common Stock")

Item 2(e)         CUSIP NUMBER:

                  897868-10-5

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

Item 4            OWNERSHIP:

                  OYO Corporation U.S.A. ("OYO U.S.A.") is the record holder and beneficial owner of 2,500,000 share of common stock, $.01 par value per share, of the Issuer (the "Common Stock"). OYO U.S.A. is a wholly-owned subsidiary of OYO Corporation. Mr. Satoru Ohya is the President of OYO Corporation and owns approximately 298,800 ordinary shares of OYO Corporation. In addition, Mr. Ohya's wife and children collectively own 19,741 shares of OYO Corporation. Mr. Ohya disclaims beneficial ownership of the shares of OYO Corporation owned by his children within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934. In addition, except for the 10,000 shares of Common Stock which Mr. Ohya has the option to purchase, Mr. Ohya disclaims beneficial ownership of the securities reported in this Schedule, and the filing of this Schedule shall not be construed as an admission that Mr. Ohya is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the securities reported on this Schedule.

                  OYO Corporation U.S.A. and OYO Corporation:
                  (a)     Amount Beneficially Owned: 2,500,000 shares
                  (b)     Percent of Class: 42.0%
                  (c)     (i)       Sole Voting Power: 2,500,000 shares
                          (ii)      Shares Voting Power: 0 shares
                          (iii)     Sole Dispositive Power: 2,360,000 shares
                          (iv)      Shares Dispositive Power: 140,000 shares(1)

                  Satoru Ohya:
                  (a)     Amount Beneficially Owned: 2,510,000 shares(2)
                  (b)     Percent of Class: 42.2%
                  (c)     (i)       Sole Voting Power: 2,510,000 shares(2)
                          (ii)      Shares Voting Power: 0 shares
                          (iii)     Sole Dispositive Power: 2,370,000 shares(2)
                          (iv)      Shares Dispositive Power: 140,000 shares(1)


Item 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable.

Item 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not applicable.

Item 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

Item 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

Item 10           CERTIFICATION:

                  Not applicable.


                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2000
                                           OYO CORPORATION U.S.A.


                                           By     /s/ Ernest M. Hall, Jr.
                                              ---------------------------------
                                                Ernest M. Hall, Jr.,
                                                President


                                           OYO CORPORATION


                                           By     /s/ Ernest M. Hall, Jr.
                                              ---------------------------------
                                                Ernest M. Hall, Jr.,
                                                attorney-in-fact


                                           SATORU OHYA


                                           By     /s/ Ernest M. Hall, Jr.
                                              ---------------------------------
                                                Ernest M. Hall, Jr.,
                                                attorney-in-fact

(1) Includes 140,000 shares of Common Stock subject to a Stock Purchase (Call) Option Agreement dated effective as of December 16, 1999, by and between OYO Corporation U.S.A. and Ernest M. Hall, Jr., which was agreed to in concept as of the effective date thereof, but the terms of which were only recently finalized. The agreement grants Mr. Hall an option to purchase 140,000 shares of Common Stock at $5.00 per share, subject to certain adjustments, which option may not be exercised before April 15, 2003.

(2) Includes 10,000 shares of Common Stock which Mr. Ohya has the option to purchase, such option being presently exercisable.

Exhibit: Agreement for Joint Filing Pursuant to Rule 13d-1(k)(1) under the Securities Act of 1934, incorporated by reference to Schedule 13G, filed with the Commission by the Filing Persons on January 28, 2000.